Stein Roe Income Fund
     Stein Roe High Yield Fund
     Stein Roe Intermediate Bond Fund
     Stein Roe Cash Reserves Fund

     Each Fund has proposed to revoke its ss.171(c) election under the Internal Revenue Code, thus changing its accounting method for premium amortization.